U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4
                  Statement of Changes in Beneficial Ownership

             Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or
       Section 30(f) of the Investment Company Act of 1940


___      Check this box if no longer subject to Section 16.  Form 4 or Form 5 obligations may continue.  See Instructions 1(b).

1.       Name and Address of Reporting Person

         Smith, Jr. Dennis M.
         5852 Clifton Avenue
         Jacksonville, FL  32211

2.       Issuer Name and Ticker or Trading Symbol

         Immucor, Inc./BLUD

3.       IRS or Social Security Number of Reporting Person (Voluntary)

         ###-##-####

4.       Statement for Month/Year

         6/99

5.       If Amendment, Date of Original (Month/Year)

         NA

6.       Relationship of Reporting Person to Issuer (check all applicable)

         X Director Officer (give title below) 10% Owner Other (specify below)


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TABLE I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.       Title of Security   (Instr.3)

         Common Stock, $ .10 par value

2.       Transaction Date (Month/Day/Year)

         6/3/99

3.       Transaction Code (Instr. 8)
         Code              V
         P                 V

4.       Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

         Amount               (A) or (D)            Price
         5,000                      A                $12.25 per share

5.       Amount of Securities                     6.  Ownership Form:
         Beneficially Owned at                        Direct (D) or Indirect (I)
         End of Month                                 (Instr. 4)
         (Instr. 3 and 4)

               45,312 (as previously reported)             D
                5,000                                      D
                -----
               50,312  Total



7.  Nature of Indirect
     Beneficial Ownership
      (Instr. 4)

        NA
        NA

TABLE          II - Derivative Securities Acquired, Disposed of, or Beneficially
               Owned  (e.g.,  puts,  calls,   warrants,   options,   convertible
               securities)

1.       Title of Derivative Security (Instr. 3)

         NA

2.       Conversion or Exercise Price of Derivative Security

         NA

3.       Transaction Date (Month/Day/Year)

         NA

4.       Transaction Code (Instr. 8)

         NA

5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

         Options as previously reported
         (A)                        (D)
         NA                         NA

6.       Date Exercisable and Expiration Date (Month/Day/Year)

         Date Exercisable           Expiration Date
         NA                                 NA

7.       Title and Amount of Underlying Securities (Instr. 3 and 4)

         Title                      Amount or Number of Shares
         NA                                  NA

8.       Price of Derivative Security (Instr. 5)

         NA

9.       Number of Derivative Securities Beneficially Owned at End of Year
          (Instr. 4)

         NA

10.      Ownership Form of Derivative Security: Direct (D) or Indirect (I)
          (Instr. 4)

         NA

11.      Nature of Indirect Beneficial Ownership (Instr. 4)

         NA

Explanation of Responses:

NA


/s/DENNIS M. SMITH
Signature of Reporting Person

10/15/99
Date